Exhibit 99.1

Titan Mining Corporation

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

June 26, 2026

The following provides matters voted upon and the results of the votes at the Annual General Meeting of the shareholders of Titan Mining Corporation (the “Company”) held on June 25, 2026, in Vancouver, British Columbia (the “Meeting”).

Common Shares represented at the Meeting:	69,858,802 or 71.08%

All matters were approved by shareholders present in person or represented by proxy at the Meeting as follows:

		Votes For		Votes Against		Non-Vote	Votes Withheld
	Description of Matter	Number	%	Number	%	Number	Number	%
1.	Ordinary resolution to set the number of Company directors at seven	69,664,540	99.72	194,252	0.28	-	-	-
2.	Ordinary resolution to elect the following nominees as Directors:
	Richard W. Warke	58,353,430	90.40	-	-	5,307,778	6,197,584	9.60
	Donald R. Taylor	64,485,851	99.90	-	-	5,307,778	65,163	0.10
	John Boehner	64,476,601	99.88	-	-	5,307,779	74,412	0.12
	Lenard Boggio	58,611,425	90.80	-	-	5,307,779	5,939,588	9.20
	William Mulrow	58,603,682	90.79	-	-	5,307,778	5,947,332	9.21
	George Pataki	58,611,230	90.80	-	-	5,307,778	5,939,784	9.20
	Rita Adiani	64,482,859	99.89	-	-	5,307,779	68,154	0.11
3.	Ordinary resolution to appoint Ernst and Young, LLP as Auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	69,736,335	99.82	-	-	-	122,457	0.18

Titan Mining Corporation

/s/ Tom Ladner
Tom Ladner
General Counsel